FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2002

                                 Banco Itau S.A.
                                (Itau Bank S.A.)
                 (Translation of Registrant's Name Into English)

                               Rua Boa Vista, 176
                        01014-919 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       --

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes No X
                                          --


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                                 BANCO ITAU S.A.
CNPJ. 60.701.190/0001-04                                      NIRE. 35300023978
                            A Publicly Listed Company

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares

                           ANNOUNCEMENT TO THE MARKET

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                 OF JULY 2 2002

         On July 2 2002, with the legal quorum being present, the Administrative Council of BANCO ITAU S.A. met at its head office under the presidency of Dr. Olavo Egydio Setubal, with the purpose of deciding on the repurchase of shares issued by the Bank itself, without the reduction in capital stock in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6404/76 and CVM Instruction 10 and 268 of February 14 1980 and November 13 1997, respectively.

         The President initially informed that:

a) in accordance with the limits approved by the Administrative Council, the corporation had repurchased 10,228,532,681 book entry shares issued by itself, of which 6,636,575,740 common and 3,591,956,941 preferred, in the period from November 3 1997 to the current date;

b) of these total of shares acquired to the present, 6,606,279,627 common shares had been canceled according to the decision of a Meeting, 1,452,700,000 preferred shares were resold to the market via private sales, under the Stock Option Plan, and 200,000,000 of preferred shares were deposited in custody with the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidacao e Custodia) - CBLC, as the underlying assets for the issue of 200,000 "CEDEAR's", under the Argentine Certificates of Deposit Program (CEDEAR's), pursuant to the approval of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios) - CVM in their authorizing letters CVM/GER-2/n(0) 152/98 and CVM/GEA-4/n(0) 118/98, of which 13,500 "CEDEAR's" have been placed to the present moment and corresponding to 13,500,000 preferred shares;

c)  the period set forth in the Meeting of this Administrative Council held on
    4.1.2002 for the acquisition of shares expired on 6.30.2002.

         After this, the Administrative Council, considering to be opportune to continue the buy-back of shares for holding as treasury stock, cancellation or resale to the market, have unanimously decided to renew the limits for these acquisitions as from this date, authorizing the corporation to acquire up to 3,550,000,000 book entry shares issued by itself with no nominal value, comprising a maximum of 780,000,000 common and 2,770,000,000 preferred shares.

MEETING OF THE ADMINISTRATIVE COUNCIL OF JULY 2 2002 OF BANCO ITAU S.A.     fl-2

         Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% (ten per cent) of the 8,205,381,657 common shares and 51,100,836,981 preferred shares freely circulating in the market, it was decided:

a) to attribute to the Board of Directors discretion to decide when to effect the buy-back operations within the limits herewith approved;

b) that these acquisitions will be effected via the Stock Exchanges, for a period from 7.2.2002 to 8.5.2002, using resources in the Revenues Reserve ("Reinforcement for Working Capital" - profits registered as from January 1,
    1999);

c) that theses acquisitions be intermediated by ITAU CORRETORA DE VALORES S.A., with head office at Rua Boa Vista, 185 - 4th floor in the city of Sao Paulo.

         All items on the agenda having been concluded, the meeting was declared closed, the transcription of which was registered in these minutes, and having been read and approved, was signed by those present. Sao Paulo-SP, July 2 2002. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho e Roberto Egydio Setubal - Vice-Presidents; Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa and Sergio Silva de Freitas - Counselors.

               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                 ORIGINAL TRANSCRIPTION IN THE MINUTES REGISTER

                           Sao Paulo-SP, July 2 2002.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director


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         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BANCO ITAU S.A.



         Date: July 2, 2002         By: /s/ Alfredo Egydio Setubal
                                        --------------------------
                                    Name: Alfredo Egydio Setubal
                                    Title:   Investor Relations Officer



                                    By: /s/ Silvio Aparecido de Carvalho
                                        --------------------------------
                                    Name: Silvio Aparecido de Carvalho
                                    Title:   Chief Accounting Officer